March 9, 2020

Adriaan Davel
Chief Financial Officer
DRDGOLD LTD
1 Sixty Jan Smuts Building
2nd Floor-North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa

       Re: DRDGOLD LTD
           Form 20-F for the Fiscal Year ended June 30, 2019
           Filed October 31, 2019
           File No. 001-35387

Dear Mr. Davel:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year ended June 30, 2019

Financial Statements
Note 26 - Contingent Assets and Liabilities
Ekurhuleni Metropolitan Municipality ("Municipality") Electricity Tariff Dispute, page 124

1. We note you are currently engaged in a legal dispute with Ekurhuleni Metropolitan
      Municipality (Municipality) relating to tariffs they have charged for electricity supplied by
      ESKOM Holdings SOC Limited. We understand that in December of 2014 you began depositing the disputed tariffs into a trust account rather than paying the Municipality, and that this practice continued until January 2018, when you were required to pay the tariffs held in arrears to the Municipality, in advance of settling the dispute. Further, we note that in 2018 you began accounting for the disputed portion of the tariffs differently, by
 Adriaan Davel
DRDGOLD LTD
March 9, 2020
Page 2
         recording the disputed portion of the payments as an asset on a discounted basis.

         Please provide us with a roll-forward schedule covering each period and all disputed tariffs to illustrate the effects of your accounting in the financial statements. Please indicate the fiscal periods to which the amounts are attributable according to the
         Municipality, as well as the expense recognized, extent of any payments, amounts you are seeking to recover, and any provisions recognized in accordance with IAS 37.

         Please reconcile these details with the information you have disclosed in Notes 13, 22, 25 and 26 of the financial statements and tell us how you considered paragraphs 31 through
         35 of IAS 37 in recognizing the asset, Payments made under protest.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 with any questions.



FirstName LastNameAdriaan Davel                               Sincerely,
Comapany NameDRDGOLD LTD
                                                              Division of
Corporation Finance
March 9, 2020 Page 2                                          Office of Energy
& Transportation
FirstName LastName